Exhibit 99.3

2021 Annual General Meeting of Shareholders

ELLOMAY CAPITAL LTD.

18 Rothschild Boulevard, 1st Floor
Tel-Aviv 6688121, Israel
August 12, 2021,
2:00 p.m., Israel time

PLEASE BE SURE TO MARK, SIGN, DATE AND RETURN YOUR PROXY CARD IN THE ENVELOPE PROVIDED

FOLD AND DETACH HERE AND READ THE REVERSE SIDE
PROXY CARD
ELLOMAY CAPITAL LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 12, 2021

The undersigned, a shareholder of Ellomay Capital Ltd., an Israeli company (the “Company”), revoking any previous proxies, does hereby appoint Adv. Odeya Brick-Zarsky and Adv. Guy Eizenberg (each of them, or any substitute, hereinafter, the “Proxy”), or either one of them, with the full power of substitution, and hereby authorizes the Proxy to represent and to vote, as designated on the reverse side, all ordinary shares, NIS 10.00 nominal value per share, of the Company which the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 18 Rothschild Boulevard, 1st Floor, Tel-Aviv 6688121, Israel, and/or via teleconference, on Thursday, August 12, 2021, at 2:00 p.m., Israel time (the “Meeting”), and any adjournment(s) or postponement(s) thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business and related resolutions as more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

WHEN PROPERLY MARKED AND EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS SET FORTH HEREIN. PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WHETHER OR NOT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST, AS THE CASE MAY BE, IN CONNECTION WITH THE APPROVAL OF PROPOSALS 2a-5a BY MARKING ITEMS 2b-5b, RESPECTIVELY, WHETHER YOU VOTE FOR OR AGAINST SUCH PROPOSAL. IF YOU FAIL TO MARK ANY OF ITEMS 2b-5b, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO THE RELEVANT PROPOSAL, WHETHER OR NOT A VOTE WITH RESPECT TO SUCH PROPOSAL IS MARKED. IF YOU PROPERLY MARK ANY OF ITEMS 2b-5b AND NO DIRECTION IS MADE UNDER THE RELEVANT PROPOSAL, THIS PROXY WILL BE VOTED “FOR” SUCH PROPOSAL. FOR THE FULL TEXT OF EACH RESOLUTION SEE THE RELEVANT ITEM IN THE PROXY STATEMENT.

With respect to any additional matters as may properly come before the Meeting and any adjournment or postponement thereof, said Proxy will vote in accordance with the recommendation of the Company’s Board of Directors.

(Continued, and to be marked, dated and signed, on the other side)

 YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

ELLOMAY CAPITAL LTD.	2021 Annual General Meeting
of Shareholders August 12, 2021, 2:00 p.m., Israel time This Proxy is Solicited On Behalf Of The Board Of Directors

PLEASE BE SURE TO MARK, SIGN, DATE AND RETURN YOUR PROXY CARD IN THE ENVELOPE PROVIDED

FOLD AND DETACH HERE AND READ THE REVERSE SIDE
Please mark your votes ☒ like this
1.	To reelect four members of the Board of Directors to hold office until the next annual general meeting of shareholders and until theirrespective successors are duly elected and qualified.					4a.
To approve the grant and renewal of the Company’s form of indemnification under-taking to office holders who are deemed to be controlling shareholders, effective June 21, 2021, and to determine that this resolution is for the benefit of the Company.
								FOR ☐	AGAINST ☐	ABSTAIN ☐
	The nominees are:	FOR	AGAINST	ABSTAIN
	(a) Shlomo Nehama	☐	☐	☐		4b.	In connection with Proposal 4a, pleaseindicate whether you are a controlling share-holder or have a personal interest in the Proposal and, if you indicate YES, please provide details.	YES ☐	NO ☐
	(b) Ran Fridrich	☐	☐	☐
	(c) Anita Leviant	☐	☐	☐
	(d) Ehud Gil	☐	☐	☐
5a.
To approve the provision and renewal of an exemption to office holders deemed to be controlling shareholders, effective June 21, 2021, and to determine that this resolution is for the benefit of the Company.
								FOR ☐	AGAINST ☐	ABSTAIN ☐
2a.	To approve the Updated Compensation Policy attached to the Proxy Statement as Exhibit A.		FOR ☐	AGAINST ☐	ABSTAIN ☐

2b.	In connection with Proposal 2a, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal and, if you indicate YES, please provide details.		YES ☐	NO ☐		5b.	In connection with Proposal 5a, pleaseindicate whether you are a controlling share-holder or have a personal interest in the Proposal and, if you indicate YES, please provide details.	YES ☐	NO ☐

3a.	to approve the New Management Services Agreement among the Company, Meisaf,Kanir and Keystone attached as Exhibit B to the Proxy Statement and to determine that this resolution is for the benefit of the Company.		FOR ☐	AGAINST ☐	ABSTAIN ☐	6.
To reappoint Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2021, and until the next annual general meeting of shareholders, and that the Board of Directors, following the approval of the Audit Committee, be, and it hereby is, authorized to approve the payment of fees of said independent auditors, considering the volume and nature of their services.
								FOR ☐	AGAINST ☐	ABSTAIN ☐

3b.	In connection with Proposal 3a, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal and, if you indicate YES, please provide details.		YES ☐	NO ☐

CONTROL NUMBER

 Signature____________________________________________________  Signatur  __________________________________________ Date________________, 2021.

NOTE: Your signature should appear the same as your name appears hereon. In signing as attorney, administrator, executor, trustee or guardian, please indicate the capacity in which signing. If two or more persons are joint owners of a share, this instrument must be executed by the person who is registered first in the Company’s Register of Members. When a proxy is given by a corporation, it should be signed by an authorized officer using the corporation’s full name and the corporate seal, if any, affixed. When a proxy is given by a partnership, it should be signed by an authorized person using the partnership’s full name. PLEASE MARK, DATE, SIGN AND RETURN THE PROXY CARD PROMPTLY USING THE SELF-ADDRESSED ENVELOPE ENCLOSED.